BB 2/21

UNITED STA
SECURITIES AND EXCHAN
Washington, D.C.

03001424

OMB APPROVAL
Number: 3235-0123
es: October 31, 2004
...nated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 49763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Hampton Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Lafayette Road
(No. and Street)

North Hampton (City) NH (State) 03862-2403 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED 2003 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Matthews (603) 964-2300 ext 228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leone, McDonnell & Roberts P.A.
(Name – *if individual, state last, first, middle name*)

Five Nelson Street (Address) Dover (City) NH (State) 03820 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3-10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger L. Hamel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Hampton Partners, LP., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal, Leone, McDonnell & Roberts
Title

Marilyn Barton
Notary Public

MARILYN BARTON, Notary Public
My Commission Expires May 29, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH HAMPTON PARTNERS, L.P.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • DOVER
NORTH CONWAY

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of North Hampton Partners, L.P., as of December 31, 2002 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of North Hampton Partners, L.P., as of December 31, 2001, were audited by other auditors whose report, dated January 10, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Hampton Partners, L.P. at December 31, 2002 and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone, McDonnell & Roberts,
Professional Association

January 17, 2003
Dover, New Hampshire

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
ASSETS		
Cash	$ 20,844	$ 530
Deposit with clearing organization	10,184,108	12,799,997
Marketable trading securities at market value	-	2,525,915
Due from North Hampton Partners Corporation	74,349	-
Furniture, equipment and leasehold improvements, net	98,317	132,891
Exchange memberships	17,468	17,133
Prepaid expenses	3,872	3,872
Security deposits	7,767	7,767
Total	$ 10,406,725	$ 15,488,105

LIABILITIES AND PARTNERS' CAPITAL

	2002	2001
LIABILITIES		
Securities owned and sold, but not yet purchased	$ -	$ 8,978,670
Due to North Hampton Partners Corporation	-	17,690
Accrued liabilities	15,263	-
Total liabilities	15,263	8,996,360
PARTNERS' CAPITAL	10,391,462	6,491,745
Total	$ 10,406,725	$ 15,488,105

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Net investment gains	$ 10,111,893	$ 2,575,113
Interest and related income	345,315	555,138
Total	10,457,208	3,130,251
OPERATING EXPENSES		
Employee compensation and benefits	5,819,666	3,759,089
Management and incentive fees	1,185,420	31,303
Communications	369,909	355,983
Rent expense	126,576	105,608
Other operating expenses	77,537	84,338
Depreciation and amortization	40,778	49,696
Professional fees	37,597	31,641
Investment interest	10,225	233,563
Insurance	9,473	14,543
Utilities	769	820
Total	7,677,950	4,666,584
NET INCOME (LOSS)	$ 2,779,258	$ (1,536,333)

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
PARTNERS' CAPITAL, BEGINNING OF YEAR	$ 6,491,745	$ 7,393,976
Additional contributions from existing partners	1,800,000	1,098,761
Contributions by new partner	1,000,000	2,000,000
Net income (loss)	2,779,258	(1,536,333)
Distribution of prior year income	-	(2,464,659)
Withdrawal of existing partners	(1,679,541)	-
PARTNERS' CAPITAL, END OF YEAR	$ 10,391,462	$ 6,491,745

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 2,779,258	$ (1,536,333)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation and amortization	40,778	49,696
Changes in operating assets and liabilities:		
Deposit with clearing organization	2,615,889	(5,036,669)
Marketable trading securities at market value	2,525,915	(2,525,915)
Due from North Hampton Partners Corporation	(74,349)	-
Exchange memberships	(335)	(1,204)
Prepaid expenses	-	(3,872)
Securities owned and sold, but not yet purchased	(8,978,670)	8,978,670
Accrued liabilities	15,263	(4,345)
Due to North Hampton Partners Corporation	(17,690)	(518,425)
NET CASH USED IN OPERATING ACTIVITIES	(1,093,941)	(598,397)
CASH FLOWS FROM INVESTING ACTIVITIES		
Distribution of prior year income	-	(2,464,659)
Payments for the purchase of property	(6,204)	(35,627)
NET CASH USED IN INVESTING ACTIVITIES	(6,204)	(2,500,286)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partners' capital contributions	2,800,000	3,098,761
Withdrawal of existing partners	(1,679,541)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,120,459	3,098,761
NET INCREASE IN CASH	20,314	78
CASH - BEGINNING OF YEAR	530	452
CASH - END OF YEAR	$ 20,844	$ 530

	2002	2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 10,225	$ 233,563

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

North Hampton Partners, L.P. (the Partnership) was organized as a Delaware Limited Partnership on May 20, 1996 and shall continue until December 31, 2045, unless earlier dissolved or terminated. The Partnership was established to acquire, trade, lend and dispose of securities on its own account through a licensed broker/dealer. In 1997, the Partnership was granted a license as a broker/dealer by the NASD.

The Partnership's general partner, North Hampton Partners Corporation, directs the activities of the Partnership under the provisions of a management agreement between the entities. Except as provided under the Delaware Revised Uniform Limited Partnership Act, or by applicable law, no limited partner in its capacity as a limited partner, shall be liable for the debts, liabilities, contracts or any other obligation of the Partnership, except to the extent of its capital contribution, and no limited partner shall be required to loan funds to the Partnership. Additionally, capital contributions may be required only with the consensus of all partners.

Cash and Cash Equivalents

The Partnership considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the statement of cash flows. As of December 31, 2002 and December 31, 2001 the Company had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the partnership are recorded on a trade date basis.

Marketable Trading Securities at Market Value

The Partnership trades only in securities whose market values are readily determinable. There were no open positions at December 31, 2002. The difference between the cost and market value of securities held at December 31, 2001 is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Property and Equipment

Property and equipment is stated at cost. The Partnership's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. The provision for depreciation is computed utilizing accelerated methods over the estimated useful lives of the related assets, ranging from 5 to 39 years, for financial statement purposes.

Depreciation expense for 2002 and 2001 was $40,778 and $35,581, respectively.

Property and equipment consists of the following:

	2002	2001
Equipment	$ 204,884	$ 199,598
Furniture and fixtures	42,748	42,255
Leasehold improvements	56,010	56,010
	303,642	297,863
Less accumulated depreciation	(205,325)	(164,972)
	$ 98,317	$ 132,891

Organization and Start-up Costs

The Partnership has capitalized legal costs incurred to establish the Partnership and prepare the necessary Partnership agreements, as well as ordinary and necessary business expenses incurred prior to the start of operations in October 1996. Amortization is calculated over sixty months using the straight-line method. Amortization expense amounted to $0 and $14,115 for 2002 and 2001, respectively. The organization and start-up costs were fully amortized at the end of 2001.

Income Taxes

The financial statements do not include a provision for income taxes because the Partnership does not incur federal or state income taxes. Instead, its earnings and losses are included in the partners' personal income tax returns and are taxed based on their personal tax rates.

Securities Owned and Sold, But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading securities valued at market. All marketable securities are invested in corporate stocks that are readily marketable.

NOTE 2. COMMITMENTS

The Partnership entered into a non-cancelable three-year lease agreement for its principal operating facilities in North Hampton, New Hampshire, expiring June 2003. The lease requires monthly base payments of $2,567, plus additional payments for the allocation of building and common area charges. The lease has a three year renewal option. The Partnership also rents office space in Wellesley, Massachusetts under the terms of a three year non-cancelable agreement through August 31, 2005. The lease requires payments of $2,294 per month. The Partnership also rents two office spaces in Beverly, Massachusetts under the terms of one agreement expiring December 2004 and one agreement expiring August 2005. The leases require combined payments of $3,496 per month. Rent expense under these leases for 2002 and 2001 was $126,576 and $105,608, respectively.

Future minimum payments due under the terms of these leases are as follows:

2003	$ 82,319
2004	69,484
2005	25,419
	$ 177,222

NOTE 3. RELATED PARTY TRANSACTIONS

Management and Incentive Fees

The Partnership's general partner, North Hampton Partners Corporation (the Corporation), manages the Partnership's affairs and trading activities, under the terms of a management agreement. Under this agreement, the Corporation is paid a general management fee of 1% of the Partnership's net trading activities, including net investment interest income and expense. The management fee amounted to $104,369 and $31,303 for 2002 and 2001, respectively. The agreement also provides for an incentive fee if the profits from trading activities exceed a 25% return on investment (ROI) on the partners' capital at the beginning of the year. The fee equals 75% of the excess ROI up to an additional 16% ROI, and 25% of the excess over this amount. The incentive fee for 2002 and 2001 amounted to $1,081,051 and $0, respectively. The Partnership is also responsible for all costs directly associated with its trading activities and general and administrative expenses. Such costs are deducted from the net investment gains and related investment income and expense in arriving at the return on investment.

Due from/to North Hampton Partners Corporation
The Corporation is reimbursed for all transferable expenses it pays on the Partnership's behalf per the management agreement. Any amount in the due from/to the Corporation account at year end is directly related to these expenses. The amount due from the Corporation at December 31, 2002 was $74,349. The amount due to the Corporation at December 31, 2001 was $17,690.

NOTE 4. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Partnership maintain a minimum net capital equal to the greater of $100,000 or 12.5% of aggregate indebtedness. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Partnership had net capital, as defined, of $10,189,689 and $4,941,094, respectively, that exceeded its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.001 to 1 and .004 to 1 at December 31, 2002 and 2001, respectively.

NOTE 5. CAPITAL INVESTMENTS AND WITHDRAWALS

The Partnership agreement provides that partners may withdraw from the Partnership upon timely written notification and that new partners may be admitted upon the agreement of the existing partners. On January 1, 2002, the partners accepted an additional $1.8 million from an existing partner as well as the withdrawal of two partners whose capital accounts were approximately $1.7 million. On July 1, 2001, the partners admitted a new partner whose contribution was $2 million. Also, during 2001 the existing partners invested an aggregate amount of approximately $1.1 million from their 2000 distributions.

The Partnership will accept an additional $1.5 million from two new partners as of January 1, 2003. Although the capital contribution of one of the new partners was received at year end ($1 million), this partner is not be eligible to participate in the allocation of profits for 2002.

NOTE 6. REQUIRED DISTRIBUTIONS

The Partnership agreement provides for annual distributions of all "distributable cash" as defined. As of December 31, 2002 and 2001, the amount that was available for distribution amounted to $2,779,258 and $0, respectively. The Partnership intends to distribute the 2002 amount to the partners on March 31, 2003.

NOTE 7. RETIREMENT PLAN

The Partnership and its General Partner adopted a 401(k) Retirement Savings Plan (the "Plan") effective January 1, 1998, covering all employees who meet defined eligibility requirements. Employee contributions to the Plan are made at predetermined rates elected by the employees. Additionally, the employer may elect to match a portion of the employee contributions and may also make a discretionary contribution to the Plan. The Partnership's matching and discretionary contributions in 2002 and 2001 amounted to $136,993 and $170,557, respectively.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Partnership sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. These obligations are recorded at the market values of the related securities. The Partnership will incur a loss if the market value of these securities increases subsequent to year-end. As of December 31, 2002 and 2001, such sold securities amounted to $0 and $8,978,670, respectively.

NOTE 9. TRADER CONTRACTS

The Company has agreements with all of its traders which define the additional compensation to be received as a result of their trading activities. Accordingly, the individual traders share in the net gains from their trading activities. Under these agreements the traders' profit sharing percentages range from 30-50% of their bimonthly profits. However, any trading losses incurred are carried forward and are offset against future trading gains. As a result of net trading losses for November and December of 2002, the traders have net trading losses of approximately $3 million to carryforward to reduce future trading gains. These losses will reduce trader profit sharing by approximately $1 million in 2003, provided the traders are profitable. No benefit has been recorded for these carryforward losses because their recovery is dependent upon the success of future trading activities. Similarly, at December 31, 2001, the traders had approximately $5 million of net trading losses to reduce future trading gains.

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

NET CAPITAL		
Total partners' equity		$ 10,391,462
Deduct partner's equity not allowable for net capital		-
Total partners' equity qualified for net capital		10,391,462
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		10,391,462
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	
Exchange memberships	17,468	
Furniture, equipment, and leasehold improvements, net	98,317	
Receivable from affiliate	74,349	
Other assets	11,639	
	201,773	
1. Additional charges for customer's and non-customer's security deposits	-	
2. Additional charges for customer's and non-customer's commodity accounts	-	
B. Aged fails-to-deliver		
1. Number of items -- 0	-	
C. Aged short security differences		
1. Number of items -- 0	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities - proprietary capital charges	-	
F. Other deductions and/or charges	-	201,773
Net capital before haircuts		10,189,689
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian governmental obligations	-	
3. State and municipal governmental obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	-	
7. Other securities	-	
D. Undue concentrations	-	
E. Other	-	-
Net capital		$ 10,189,689

See Independent Auditor's Report

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Short-term bank loans (secured by customers' securities)	$	-
Drafts payable		-
Payable to brokers and dealers		-
Payable to clearing broker		-
Payable to customers		-
Other accounts payable and accrued expenses		15,263
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent is paid or credited		-
Other unrecorded amounts		-
		15,263
Less adjustment based on special reverse bank accounts		-
Total aggregate indebtedness	$	15,263
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
Company	$	100,000
Broker-dealer subsidiary		n/a
Total	$	100,000
Excess net capital	$	10,089,689
Excess net capital at 1000%	$	10,188,163
Ratio: Aggregate indebtedness to net capital		0.001 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of form X-17A-5 as of December 31, 2002)

There are no differences between the Company's computation and the net capital above.

See Independent Auditor's Report

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE II
STATEMENT OF EXEMPTION FROM RULE 15c3-3
December 31, 2002

The Partnership is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

See Independent Auditor's Report

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedules of North Hampton Partners, L.P. (the Partnership) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including such tests and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital computations under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Board

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives. The financial statements of North Hampton Partners, L.P., as of December 31, 2001, were audited by other auditors whose report, dated January 10, 2002, expressed an unqualified opinion on those statements. Additionally, the prior auditors report on internal control, dated January 10, 2002, expressed their belief that the Partnership's practices and procedures were adequate at December 31, 2001.

This report is intended solely for the use of the Partners, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Leone, McDonnell & Roberts,
Professional Association

January 17, 2003
Dover, New Hampshire